Exhibit 99.1

Kingsoft Cloud Announces Unaudited Second Quarter 2025 Financial Results

Kingsoft Cloud Holdings Limited ("Kingsoft Cloud" or the "Company") (NASDAQ: KC and HKEX: 3896), a leading cloud service provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2025.

Mr. Tao Zou, Chief Executive Officer of Kingsoft Cloud, commented, "We resume our growth momentum this quarter, with total revenue increased by 24.2% year-over-year to achieve RMB2,349.2 million. AI is still a dominant driver for our revenue growth and this quarter our gross billing of AI business increased by over 120% year-over-year to RMB728.7 million, accounting for 44.8% of our public cloud services. As AI technology enabler, we provide turnkey solutions to customers from computing resources, PaaS platforms to applications. Meanwhile, we have maintained our healthy cooperation with Xiaomi – Kingsoft Ecosystem, evidenced by a 69.5% year-over-year revenue growth to reach RMB628.9 million from ecosystem customers this quarter and reach RMB1,125.0 million in the first half, representing a 40% completion of the continued connected transaction cap amount in the first half of 2025. We reaffirmed our confidence and fully commitment into our AI related investment and high-quality and sustainable business development."

Ms. Yi Li, Chief Financial Officer of Kingsoft Cloud, added, "Our revenue increased by 24.2% year-over-year, achieving RMB2,349.2 million for the second quarter. Among this, our revenue from public cloud services increased significantly by 31.7% year-over-year to RMB1,625.3 million. Our adjusted gross profit was RMB350.6 million, which increased by 8.4% year-over-year and 7.0% quarter-over-quarter. Adjusted gross margin was 14.9% in this quarter, compared with 17.1% in the second quarter 2024 and 16.6% in the first quarter this year. The decrease was primarily due to the higher cost of servers along with the expansion of our AI business, and the upfront costs incurred for certain customers for its future revenue activity. Our adjusted EBITDA profit achieved RMB406.0 million, increased by 570.1% year-over-year. Our adjusted EBITDA margin of 17.3%, increased by 14.1 percentage points, demonstrating our optimized revenue structure and a strong costs and expenses control.

Second Quarter 2025 Financial Results

Total Revenues reached RMB2,349.2 million (US$327.91 million), increased by 24.2% year-over-year from RMB1,891.8 million in the same quarter of 2024 and increased by 19.3% quarter-over-quarter from RMB1,970.0 million in the first quarter of 2025. The increase was mainly due to the expanded revenue from AI related customers, with AI infrastructure and products keep upgrading.

Revenues from public cloud services were RMB1,625.3 million (US$226.9 million), increased by 31.7% from RMB1,234.5 million in the same quarter of 2024 and increased by 20.1% from RMB1,353.5 million last quarter. The year-over-year increase was mainly due to the growth of AI demands, as the AI gross billing reached RMB728.7 million (US$101.7 million), and partially offset by our proactive decrease of CDN services.

Revenues from enterprise cloud services were RMB723.9 million (US$101.0 million), representing an increase of 10.1% from RMB657.2 million in the same quarter of 2024 and an increase of 17.4% from RMB616.5 million last quarter. The increase was mainly due to the expanding demands for software IT services of our customers and the accelerated completion of project delivery in this quarter.

Other revenues were nil this quarter.

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.1636 to US$1.00, the noon buying rate in effect on June 30, 2025 as certified for customs purposes by the Federal Reserve Bank of New York.

Cost of revenues was RMB2,010.4 million (US$280.6 million), representing an increase of 27.8% from RMB1,573.4 million in the same quarter of 2024, which was mainly due to our investment into AI computing resources. IDC costs increased by 10.3% year-over-year from RMB728.2 million to RMB803.1 million (US$112.1 million) this quarter. It was mainly due to the increasing demands for infrastructure, which was in line with our AI business expansion, as well as the basic computing and storage cloud demands brought by AI business. Depreciation and amortization costs increased from RMB265.9 million in the same quarter of 2024 to RMB552.0 million (US$77.1 million) this quarter. The increase was mainly due to the depreciation of newly acquired and leased servers which were allocated to AI business. Solution development and services costs increased by 14.8% year-over-year from RMB491.1 million in the same quarter of 2024 to RMB563.7 million (US$78.7 million) this quarter. The increase was mainly due to the solution personnel expansion of solution architecture and delivery. Fulfillment costs and other costs were RMB25.8 million (US$3.6 million) and RMB65.8 million (US$9.1 million) this quarter.

Gross profit was RMB338.9 million (US$47.3 million), representing an increase of 6.4% from RMB318.3 million in the same quarter of 2024. The increase was mainly due to the expansion of our higher margin profile AI business. Gross margin was 14.4%, compared with 16.8% in the same period in 2024. The decrease was mainly due to the higher cost of servers along with the expansion of AI business, as well as the upfront costs incurred for certain customer for its future revenue activity. Non-GAAP gross profit2 was RMB350.6 million (US$48.9 million), compared with RMB323.4 million in the same period in 2024. Non-GAAP gross margin2 was 14.9%, compared with 17.1% in the same period in 2024.

Total operating expenses were RMB665.9 million (US$92.9 million), increased by 11.7% from RMB595.9 million in the same quarter last year and increased by 20.5% from RMB552.5 million last quarter. Among which:

Selling and marketing expenses were RMB132.0 million (US$18.4 million), increased by 5.0% from RMB125.7 million in the same period in 2024 and decreased by 8.6% from RMB144.3 million last quarter. The year-over-year increase was mainly due to the increase of share-based compensation, while the sequential decrease was mainly due to one-time sales bonus incurred in the first quarter.

General and administrative expenses were RMB339.6 million (US$47.4 million), increased by 27.5% from RMB266.2 million in the same period in 2024 and 86.6% from RMB182.0 million last quarter. The year-over-year increase was mainly due to the increase in share-based compensation and personnel cost and the sequential increase was mainly due to the increase in personal cost and increase in credit loss expenses resulting from the prepayment made to suppliers related to the procurement of certain servers.

Research and development expenses were RMB194.3 million (US$27.1 million), decreased by 4.7% from RMB204.0 million in the same period in 2024 and decreased by 14.1% from RMB226.2 million last quarter. The year-over-year decrease was mainly due to the personnel decrease resulting from our strategic structure adjustment and the sequential decrease was mainly resulted from decrease in share-based compensation.

Operating loss was RMB327.0 million (US$45.6 million), compared with operating loss of RMB277.6 million in the same quarter of 2024 and RMB234.2 million last quarter. It was mainly due to the increase of credit loss. Non-GAAP operating loss3 was RMB166.4 million (US$23.2 million), compared with operating loss of RMB188.5 million in the same quarter last year and operating loss of RMB55.8 million last quarter.

2 Non-GAAP gross profit is defined as gross profit excluding share-based compensation allocated in the cost of revenues and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. See "Use of Non-GAAP Financial Measures" set forth at the end of this press release.

3 Non-GAAP operating loss is defined as operating loss excluding share-based compensation and amortization of intangible assets and we define Non-GAAP operating loss margin as Non-GAAP operating loss as a percentage of revenues. See "Use of Non-GAAP Financial Measures" set forth at the end of this press release.

Net loss was RMB456.9 million (US$63.8 million), compared with net loss of RMB353.7 million in the same quarter of 2024 and RMB316.1 million last quarter. The increase was mainly due to the increase of credit loss expenses and the increase of interest expense, which was resulting by the loan and financial lease we used to acquire servers. Non-GAAP net loss4 was RMB300.5 million (US$41.9 million), compared with RMB301.1 million in the same quarter of 2024 and RMB190.6 million last quarter. The fluctuation was mainly due to the increase of credit loss expenses.

Non-GAAP EBITDA5 was RMB406.0 million (US$56.7 million), increased by 570.1% from RMB60.6 million in the same quarter of 2024 and 27.5% from RMB318.5 million last quarter. Non-GAAP EBITDA margin was 17.3%, compared with 3.2% in the same quarter of 2024 and 16.2% in the previous quarter. The increase was mainly due to the expansion of AI business with higher margin.

Basic and diluted net loss per share was RMB0.11 (US$0.02), compared with RMB0.10 in the same quarter of 2024 and RMB0.08 last quarter.

Cash and cash equivalents were RMB5,464.1 million (US$762.8 million) as of June 30, 2025, compared with RMB2,322.7 million as of March 31, 2025. The significant increase was mainly due to the public equity offering and concurrent private placement to Kingsoft Corporation and the prepayment we received from strategic customer.

Outstanding ordinary shares were 4,099,278,352 as of June 30, 2025, equivalent to about 273,285,223 ADSs.

Conference Call Information

Kingsoft Cloud's management will host an earnings conference call on Wednesday, August 20, 2025 at 8:15 am, U.S. Eastern Time (8:15 pm, Beijing/Hong Kong Time on the same day).

Participants can register for the conference call by navigating to https://register-conf.media-server.com/register/BIe934f7691a6341caa913f477d4d12cd7. Once preregistration has been completed, participants will receive dial-in numbers, direct event passcode, and a unique access PIN.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your PIN, and you will join the conference instantly.

Additionally, a live and archived webcast of the conference call will also be available on the Company's investor relations website at http://ir.ksyun.com.

4 Non-GAAP net loss is defined as net loss excluding share-based compensation and foreign exchange loss (gain), and we define Non-GAAP net loss margin as Non-GAAP net loss as a percentage of revenues. See "Use of Non-GAAP Financial Measures" set forth at the end of this press release.

5 Non-GAAP EBITDA is defined as Non-GAAP net loss excluding interest income, interest expense, income tax expense (benefit) and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. See "Use of Non-GAAP Financial Measures" set forth at the end of this press release.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). In evaluating our business, we consider and use certain non-GAAP measures, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating loss, Non-GAAP operating loss margin, Non-GAAP EBITDA, Non-GAAP EBITDA margin, Non-GAAP net loss and Non-GAAP net loss margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define Non-GAAP gross profit as gross profit excluding share-based compensation allocated in the cost of revenues, and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. We define Non-GAAP operating loss as operating loss excluding share-based compensation and amortization of intangible assets and we define Non-GAAP operating loss margin as Non-GAAP operating loss as a percentage of revenues. We define Non-GAAP net loss as net loss excluding share-based compensation and foreign exchange loss (gain), and we define Non-GAAP net loss margin as Non-GAAP net loss as a percentage of revenues. We define Non-GAAP EBITDA as Non-GAAP net loss excluding interest income, interest expense, income tax expense (benefit) and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors' assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This press release contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB to U.S. dollars, in this press release, were made at a rate of RMB7.1636 to US$1.00, the noon buying rate in effect on June 30, 2025 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the " safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the Business Outlook, and quotations from management in this announcement, as well as Kingsoft Cloud's strategic and operational plans, contain forward-looking statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud's goals and strategies; Kingsoft Cloud's future business development, results of operations and financial condition; relevant government policies and regulations relating to Kingsoft Cloud 's business and industry; the expected growth of the cloud service market in China; the expectation regarding the rate at which to gain customers, especially Premium Customers; Kingsoft Cloud's ability to monetize the customer base; fluctuations in general economic and business conditions in China; and the economy in China and elsewhere generally; China's political or social conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC and HKEX:3896) is a leading cloud service provider in China. With extensive cloud infrastructure, cutting-edge cloud-native products based on vigorous cloud technology research and development capabilities, well-architected industry-specific solutions and end-to-end fulfillment and deployment, Kingsoft Cloud offers comprehensive, reliable and trusted cloud service to customers in strategically selected verticals.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	Dec 31, 2024	Jun 30, 2025	Jun 30, 2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,648,764	5,464,077	762,756
Restricted cash	81,337	53,051	7,406
Accounts receivable, net	1,468,663	2,018,350	281,751
Short-term investments	90,422	—	—
Prepayments and other assets	2,233,074	2,263,242	315,936
Amounts due from related parties	318,526	587,321	81,987
Total current assets	6,840,786	10,386,041	1,449,836
Non-current assets:
Property and equipment, net	4,630,052	8,251,958	1,151,929
Intangible assets, net	694,880	618,269	86,307
Goodwill	4,605,724	4,605,724	642,934
Prepayments and other assets	449,983	616,779	86,100
Equity investments	234,182	231,586	32,328
Operating lease right-of-use assets	137,047	119,350	16,661
Total non-current assets	10,751,868	14,443,666	2,016,259
Total assets	17,592,654	24,829,707	3,466,095

LIABILITIES, NON-CONTROLLING INTERESTS AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	1,877,004	2,195,478	306,477
Accrued expenses and other current liabilities	3,341,990	3,966,154	553,653
Short-term borrowings	2,225,765	3,129,151	436,813
Income tax payable	69,219	82,331	11,493
Amounts due to related parties	1,584,199	1,407,804	196,522
Current operating lease liabilities	61,258	35,638	4,975
Total current liabilities	9,159,435	10,816,556	1,509,933
Non-current liabilities:
Long-term borrowings	1,660,584	2,396,554	334,546
Amounts due to related parties	309,612	1,308,158	182,612
Deferred tax liabilities	101,677	81,283	11,347
Other liabilities	790,271	3,103,021	433,165
Non-current operating lease liabilities	65,755	64,549	9,011
Total non-current liabilities	2,927,899	6,953,565	970,681
Total liabilities	12,087,334	17,770,121	2,480,614
Shareholders’ equity:
Ordinary shares	25,689	28,483	3,976
Treasury shares	(105,478)	(79,316)	(11,072)
Additional paid-in capital	18,940,885	21,188,250	2,957,766
Statutory reserves funds	32,001	32,001	4,467
Accumulated deficit	(14,291,957)	(15,063,348)	(2,102,762)
Accumulated other comprehensive income	566,900	617,830	86,246
Total Kingsoft Cloud Holdings Limited shareholders’ equity	5,168,040	6,723,900	938,621
Non-controlling interests	337,280	335,686	46,860
Total equity	5,505,320	7,059,586	985,481
Total liabilities, non-controlling interests and shareholders’ equity	17,592,654	24,829,707	3,466,095

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Three Months Ended				Six Months Ended
	Jun 30, 2024	Mar 31, 2025	Jun 30, 2025	Jun 30, 2025	Jun 30, 2024	Jun 30, 2025	Jun 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Public cloud services	1,234,542	1,353,479	1,625,309	226,884	2,421,912	2,978,788	415,823
Enterprise cloud services	657,238	616,498	723,918	101,055	1,245,400	1,340,416	187,115
Others	-	-	-	-	152	-	-
Total revenues	1,891,780	1,969,977	2,349,227	327,939	3,667,464	4,319,204	602,938
Cost of revenues	(1,573,433)	(1,651,671)	(2,010,370)	(280,637)	(3,055,864)	(3,662,041)	(511,201)
Gross profit	318,347	318,306	338,857	47,302	611,600	657,163	91,737
Operating expenses:
Selling and marketing expenses	(125,708)	(144,338)	(131,996)	(18,426)	(242,460)	(276,334)	(38,575)
General and administrative expenses	(266,249)	(181,999)	(339,563)	(47,401)	(484,944)	(521,562)	(72,807)
Research and development expenses	(203,959)	(226,170)	(194,285)	(27,121)	(435,922)	(420,455)	(58,693)
Total operating expenses	(595,916)	(552,507)	(665,844)	(92,948)	(1,163,326)	(1,218,351)	(170,075)
Operating loss	(277,569)	(234,201)	(326,987)	(45,646)	(551,726)	(561,188)	(78,338)
Interest income	9,945	4,946	11,520	1,608	18,315	16,466	2,299
Interest expense	(59,414)	(82,897)	(124,669)	(17,403)	(110,480)	(207,566)	(28,975)
Foreign exchange (loss) gain	(6,999)	9,051	(39,526)	(5,518)	(49,736)	(30,475)	(4,254)
Other (loss) gain, net	(7,829)	3,244	1,620	226	(16,036)	4,864	679
Other (expense) income, net	(4,961)	(7,012)	23,522	3,284	(16,151)	16,510	2,305
Loss before income taxes	(346,827)	(306,869)	(454,520)	(63,449)	(725,814)	(761,389)	(106,284)
Income tax (expense) benefit	(6,891)	(9,241)	(2,343)	(327)	8,480	(11,584)	(1,617)
Net loss	(353,718)	(316,110)	(456,863)	(63,776)	(717,334)	(772,973)	(107,901)
Less: net (loss) profit attributable to non-controlling interests	(542)	(2,184)	602	84	(4,748)	(1,582)	(221)
Net loss attributable to Kingsoft Cloud Holdings Limited	(353,176)	(313,926)	(457,465)	(63,860)	(712,586)	(771,391)	(107,680)
Net loss per share:
Basic and diluted	(0.10)	(0.08)	(0.11)	(0.02)	(0.20)	(0.20)	(0.03)
Shares used in the net loss per share computation:
Basic and diluted	3,649,307,331	3,728,092,123	4,009,119,198	4,009,119,198	3,632,583,338	3,869,381,978	3,869,381,978
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments	(530)	7,744	43,174	6,027	20,174	50,918	7,108
Comprehensive loss	(354,248)	(308,366)	(413,689)	(57,749)	(697,160)	(722,055)	(100,793)
Less: Comprehensive (loss) income attributable to non-controlling interests	(570)	(2,200)	606	85	(4,817)	(1,594)	(223)
Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders	(353,678)	(306,166)	(414,295)	(57,834)	(692,343)	(720,461)	(100,570)

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended				Six Months Ended
	Jun 30, 2024	Mar 31, 2025	Jun 30, 2025	Jun 30, 2025	Jun 30, 2024	Jun 30, 2025	Jun 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	318,347	318,306	338,857	47,302	611,600	657,163	91,737
Adjustments:
– Share-based compensation expenses (allocated in cost of revenues)	5,076	9,365	11,712	1,635	10,890	21,077	2,942
Adjusted gross profit (Non-GAAP Financial Measure)	323,423	327,671	350,569	48,937	622,490	678,240	94,679

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended			Six Months Ended
	Jun 30, 2024	Mar 31, 2025	Jun 30, 2025	Jun 30, 2024	Jun 30, 2025
Gross margin	16.8%	16.2%	14.4%	16.7%	15.2%
Adjusted gross margin (Non-GAAP Financial Measure)	17.1%	16.6%	14.9%	17.0%	15.7%

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended				Six Months Ended
	Jun 30, 2024	Mar 31, 2025	Jun 30, 2025	Jun 30, 2025	Jun 30, 2024	Jun 30, 2025	Jun 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net Loss	(353,718)	(316,110)	(456,863)	(63,776)	(717,334)	(772,973)	(107,901)
Adjustments:
– Share-based compensation expenses	45,649	134,611	116,856	16,312	149,244	251,467	35,103
– Foreign exchange loss (gain)	6,999	(9,051)	39,526	5,518	49,736	30,475	4,254
Adjusted net loss (Non-GAAP Financial Measure)	(301,070)	(190,550)	(300,481)	(41,946)	(518,354)	(491,031)	(68,544)
Adjustments:
– Interest income	(9,945)	(4,946)	(11,520)	(1,608)	(18,315)	(16,466)	(2,299)
– Interest expense	59,414	82,897	124,669	17,403	110,480	207,566	28,975
– Income tax expense (benefit)	6,891	9,241	2,343	327	(8,480)	11,584	1,617
– Depreciation and amortization	305,304	421,901	591,021	82,503	528,450	1,012,922	141,398
Adjusted EBITDA (Non-GAAP Financial Measure)	60,594	318,543	406,032	56,679	93,781	724,575	101,147
– Gain on disposal of property and equipment	-	(2,110)	(5,708)	(797)	(23,821)	(7,818)	(1,091)
Excluding gain on disposal of property and equipment, normalized Adjusted EBITDA	60,594	316,433	400,324	55,882	69,960	716,757	100,056

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended				Six Months Ended
	Jun 30, 2024	Mar 31, 2025	Jun 30, 2025	Jun 30, 2025	Jun 30, 2024	Jun 30, 2025	Jun 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Operating loss	(277,569)	(234,201)	(326,987)	(45,646)	(551,726)	(561,188)	(78,338)
Adjustments:
– Share-based compensation expenses	45,649	134,611	116,856	16,312	149,244	251,467	35,103
– Amortization of intangible assets	43,415	43,781	43,751	6,107	86,932	87,532	12,219
Adjusted operating loss (Non-GAAP Financial Measure)	(188,505)	(55,809)	(166,380)	(23,227)	(315,550)	(222,189)	(31,016)
– Gain on disposal of property and equipment	-	(2,110)	(5,708)	(797)	(23,821)	(7,818)	(1,091)
Excluding gain on disposal of property and equipment, normalized Adjusted operating loss	(188,505)	(57,919)	(172,088)	(24,024)	(339,371)	(230,007)	(32,107)

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended			Six Months Ended
	Jun 30, 2024	Mar 31, 2025	Jun 30, 2025	Jun 30, 2024	Jun 30, 2025
Net loss margin	-18.7%	-16.0%	-19.4%	-19.6%	-17.9%
Adjusted net loss margin (Non-GAAP Financial Measure)	-15.9%	-9.7%	-12.8%	-14.1%	-11.4%
Adjusted EBITDA margin (Non-GAAP Financial Measure)	3.2%	16.2%	17.3%	2.6%	16.8%
Normalized Adjusted EBITDA margin	3.2%	16.1%	17.0%	1.9%	16.6%
Adjusted operating loss margin (Non-GAAP Financial Measure)	-10.0%	-2.8%	-7.1%	-8.6%	-5.1%
Normalized Adjusted operating loss margin	-10.0%	-2.9%	-7.3%	-9.3%	-5.3%

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands)

	Three Months Ended
	Jun 30, 2024	Mar 31, 2025	Jun 30, 2025	Jun 30, 2025
	RMB	RMB	RMB	US$
Net cash generated from (used in) operating activities	151,169	(418,390)	1,460,134	203,827
Net cash used in investing activities	(654,829)	(490,393)	(887,832)	(123,937)
Net cash generated from financing activities	523,950	549,998	2,552,561	356,324
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(14,646)	15,028	5,921	827
Net increase (decrease) in cash, cash equivalents and restricted cash	5,644	(343,757)	3,130,784	437,041
Cash, cash equivalents and restricted cash at beginning of period	2,090,760	2,730,101	2,386,344	333,121
Cash, cash equivalents and restricted cash at end of period	2,096,404	2,386,344	5,517,128	770,162